

September 30, 2014

Via E-mail
Charles F. Chambers
Chairman, President and Chief Executive Officer
Escalera Resources Co.
1675 Broadway, Suite 2200
Denver, Colorado 80202

> **Re:** **Escalera Resources Co.**
> **Amendment No. 1 to Registration Statement on**
> **Form S-3**
> **Filed September 12, 2014**
> **File No. 333-197389**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended**
> **December 31, 2013**
> **Filed September 12, 2014**
> **File No. 1-33571**

Dear Mr. Chambers:

We have limited our review of your amended filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-3

Exhibit 5.1

1. We note your response to our prior comment 2 from our letter to you dated August 9, 2014. However, counsel's revised legality opinion is limited to matters of federal law and Maryland state law. We reiterate that the opinion should not exclude the law of the jurisdiction governing the agreement or instrument pursuant to which your debt securities are to be issued. In this regard, we note that Section 112 of your forms of senior and subordinated indentures filed as Exhibits 4.4 and 4.5 establishes New York law as the governing jurisdiction. Please obtain and file a new or revised opinion of counsel which retains only appropriate limitations as to scope.

Amendment No. 1 to Form 10-K for the Fiscal Year ended December 31, 2013

Business and Properties, page 3

Reserves, page 8

2.   We note from your response to comment 11 in our letter dated August 6, 2014, that you will, in future filings, specifically disclose the quantity and PV-10 value of any material quantities of PUDs that remain undeveloped for five or more years after initial disclosure. However, it appears you determined that such disclosure relating to your undrilled PUDs as of December 31, 2013 is not warranted under Item 1203(d) of Regulation S-K. We believe disclosure regarding these quantities is appropriate. Accordingly, please confirm that, absent any material changes in the relevant circumstances, future filings will address the following with respect to the locations in question:

- Clarify that the reported proved undeveloped reserve volumes include locations that remain undeveloped for five or more years since initial disclosure.

- Provide the net quantity of reserves which remain undeveloped.

Provide an explanation for the specific circumstances that justify a time period longer than five years to begin development of these reserves. In formulating your explanation, please refer to question 131.03 in the Compliance and Disclosure Interpretations (C&DIs) available on our website at the following address: http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and the Securities Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comments. If you have questions regarding comments on the financial statements and related matters, please contact Wei Lu, Staff Accountant, at (202) 551-3725, or Ethan Horowitz, Branch Chief, at (202) 551-3311. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Reid A. Godbolt
        Jones & Keller, P.C.